Supplement Dated October 27, 2023
to the Notice Document dated May 1, 2023 for

Symetra True Variable Annuity®

Issued By: Symetra Life Insurance Company

Effective November 1, 2023, the address for Symetra Life Insurance Company will be changed. Please contact us at the following:

Contract Maintenance Office/Administrative Office: For all written communications, including additional Purchase Payments, general correspondence and other transactional inquiries, please contact us at:

Symetra Life Insurance Company
PO Box 674423
Houston, TX 77267-4423

We will not deem correspondence, including transactional inquiries and Purchase Payments, sent to any other address as received by us until they are picked up at the address listed above and delivered to our processing office.

For overnight mail:
Symetra Life Insurance Company
14710 John F Kennedy Blvd, Suite 140
Houston, TX 77032-3725

By Phone: 1-800-796-3872

On the Internet: www.symetra.com
www.symetra.com/regulatoryreports

Email: regulatoryreports@symetra.com